October 25, 2016

VIA EDGAR

Ms. Megan Miller

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, NE.

Washington, DC 20549

Re:     Advance Capital I, Inc. Funds, File No. 811-05127

Dear Ms. Miller and Ms. Hamilton:

This letter responds to your telephone comments received on Tuesday, September 28, 2016, regarding the financial disclosures contained in the annual report of Advance Capital I, Inc. Funds (the “Funds”), which was filed with the Commission on Form N-CSR on March 10, 2016 and the registration statement of the Funds, which was filed with the Commission on Form N-1A on April 30, 2016.  We have organized the comments you presented and our responses to such comments in the order in which they were delivered.

Comment 1:

The Prospectus states that the latest annual and semi-annual reports to shareholders are available on the Company’s website http://institutional.acadviser.com.  Where on the website are these reports available?

Response 1:

The reports are accessible on the Company’s website http://institutional.acadviser.com under the heading “Market Insights” and then under “Reports”.

Comment 2:

Item 4 (e)(2) in the N-CSR discloses that 100% of services described in each of paragraphs (b) through (d) were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.  The Funds don’t appear to be in compliance.  Confirm the disclosure is correct.

Response 2:

The disclosure for Item 4 (e)(2) in the N-CSR should read as follows and will be updated in future filings going forward:

No services included in paragraphs (b) through (d) above were approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Comment 3:

Explain why Sector Risk is not disclosed in the Prospectus for the Equity Growth Fund and the Core Equity Fund when the holdings in the Consumer, Non-Cyclical sector is 29.3% and 40.5%, respectively.

Response 3:

The omission of Sector Risk was an oversight.  The following disclosure will be made in the next filing of the Prospectus, as applicable, for both the Equity Growth Fund and the Core Equity Fund.

Sector Risk – The risk that all the securities in one sector will be affected by economic or other factors which pertain to that sector more specifically than other sectors.

Comment 4:

The primary benchmark used in the Annual Report for the Balanced Fund is a blended benchmark consisting of 60% S&P 500 Index and 40% Barclays Aggregate Bond Index.  The benchmark used in the Prospectus is the Lipper Balanced Index.  Provide an explanation of how the use of the Lipper Balanced Index and a blended S&P 500 Index and Barclays Aggregate Bond Index meets the requirement of Item 27(b)7 in Form N-1A as an appropriate broad-based securities market index.

Response 4:

The Balanced Fund is comprised of approximately 60% equity and 40% fixed income securities.  It is our understanding that using a composite index of two broad based indices (S&P 500 and Barclays Aggregate Bond) is appropriate.  Using only an equity based index is not representative of the Balanced Fund.  In our next Prospectus filing, we will use the blended composite indices (S&P 500 and Barclays Aggregate Bond) as the broad-based index and remove Lipper Balanced Index as it does not meet the requirements of Item 27(b)7 in Form N1-A as an appropriate broad-based securities market index.

Comment 5:

The Investment Objectives for the Core Equity Fund states in the Prospectus that the Fund invests at least 80% of net assets in the equity securities of a diversified group of large company stocks with a market capitalization of more than $4.5 billion at the time of purchase.  Management’s Discussion of Fund Performance (MDFP) in the Annual Report states that the Fund invests primarily in stocks of companies with market capitalizations of at least $1 billion.  Explain the difference.

Response 5:

The Investment Objective disclosed in the MDFP is correct.  The disclosure in the Prospectus should read as follows and will be corrected in future filings going forward:

“The Core Equity Fund strives to reach its investment objective under normal market and economic conditions by investing, under normal circumstances, at least 80% of net assets in the equity securities of a diversified group of large company stocks with a market capitalization of more than $1 billion at the time of purchase.”

Comment 6:

Management’s Discussion of Fund Performance (MDFP) in the Annual Report states that the Retirement Income investment objective is to provide investors with current income and preservation of capital.  In the Prospectus, the investment objective does not include preservation of capital, only current income.  Explain the difference.

Response 6:

The Investment Objective disclosed in the Prospectus is correct.  To remain consistent, the MDFP will be updated to remove preservation of capital as an investment objective for the Retirement Income Fund.

Comment 7:

Confirm whether the Balanced Fund and the Core Equity Fund had any acquired fund fees.

Response 7:

Both the Balanced Fund and Core Equity Fund did invest in shares of one or more Acquired Funds, but the fees and expenses incurred indirectly by each Fund as a result of investment in these shares did not exceed 0.01 percent of average net assets of either of the Funds.  These fees and expenses were included under the sub-caption “Other Expenses”.

Comment 8:

Disclose the share class held in the Federated Treasury Obligations Fund for all Funds.

Response 8:

Each Fund is invested in the Institutional Share Class of the Federated Treasury Obligations Fund.  The share class will be properly disclosed in future filings.

Comment 9:

Confirm there were no director fees payable or adviser fees payable at year end.

Response 9:

There were no director fees payable or adviser fees payable at year end that required separate disclosure.

Comment 10:

Consider disclosing the frequency of adviser fee payments in the notes to the financial statements.

Response 10:

The frequency of adviser fee payments will be added to the notes to the financial statements going forward.  These fees are paid monthly.

Comment 11:

Confirm if the Funds executed trades pursuant to Rule 17a7.  In addition, confirm all transactions are performed in accordance with ASC 850-10-50 and approved with board oversight of the program.

Response 11:

There were no 17a7 trades executed in the period reviewed.  All transactions are performed in accordance with ASC 850-10-50.  The Board of Directors review the report of 17a7 transactions quarterly.

Comment 12:

Disclose the number of days used in the Expense Example in the Annual Report.

Response 12:

The disclosure in the Expense Example for the Actual Expense Example and the Hypothetical Expense Example should have read as follows and will be corrected going forward.

*Expenses are equal to the average account value times each Fund’s annualized expense ratio multiplied by the number of days in the most recent fiscal half-year divided by the number of days in the fiscal year (184/365).

In making this response, the fund acknowledges that:

•

the Funds are responsible for the adequacy and accuracy of the disclosure in filings;

•

Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Funds may not assert staff comments with respect to the Financial Statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me at (800) 345-4783.

Very truly yours,

Julie A. Katynski, Vice President

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